UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports under
Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number:  000-28053

INVESTMENT ASSOCIATES, INC.
(Exact name of registrant as specified in its charter)

Suite 700
1620 Dickson Avenue
Kelowna, British Columbia, V1Y 9Y2
Telephone:  (250) 868-8177
 (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Common Shares
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	❒
Rule 12g-4(a)(1)(ii)	❒	Rule 12h-3(b)(1)(ii)	❒
Rule 12g-4(a)(2)(i)	❒	Rule 12h-3(b)(2)(i)	❒
Rule 12g-4(a)(2)(ii)	❒	Rule 12h-3(b)(2)(ii)	❒
		Rule 15d-6	❒

Approximate number of holders of record as of the certificate or notice date:

Ten (10) shareholders as at April 28, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, Investment Associates, Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

INVESTMENT ASSOCIATES INC.

Date: April 30, 2008	Per:	/s/ Robert Hemmerling
Robert Hemmerling, C.F.O. and Director

Instruction:  This form is required by rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.